ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

April 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Jimmy McNamara

RE:	MAIA Biotechnology, Inc.
Registration Statement on Form S-1 Withdrawal Request for Acceleration of Effective Date

Ladies and Gentlemen:

As the underwriter of the proposed offering of MAIA Biotechnology, Inc. (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated April 18, 2023 for the above-referenced Registration Statement.

Very truly yours,
THINKEQUITY LLC
By:	/s/ Eric Lord
Name: Eric Lord
Title: Head of Investment Banking